Exhibit 99.4

TDH Holdings, Inc. Reports Full Year 2024 Audited Financial Results

BEIJING, China, April 28, 2025 /PRNewswire/ -- TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that is an operator and manager of commercial real estate properties, announced today its financial results for the fiscal year ended December 31, 2024.

Full Year 2024 Financial Highlights:

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2024	2023	% Change
Revenues from continuing operations	$0.56	-	74,664.72%
Gross profit (loss)	$0.24	-	(107,497.30)%
Gross profit (loss) margin	42.29%	-29.44%	71.73 pp*
Loss from operations	$(1.83)	$(6.19)	(70.37)%
Operating loss margin	(325.10)%	(820,361.14)%	820,036.04 pp*
Net income (loss) attributable to common stockholders	$2.68	$(23.63)	(111.36)%
Earnings (loss) per share - basic and diluted	$0.26	$(2.29)	(111.36)%

* pp:	percentage points

●	Revenues from continuing operations increased by approximately 74,665% from $0 million in fiscal year 2023 to $0.56 million in fiscal year 2024. We discontinued our restaurant business segment during the second quarter of 2024 and started to focus on operating and managing commercial real estate properties going forward. Since the commercial real estate management business is a newly added business line, revenue from our continuing business only amounted to $0.56 million for the year ended December 31, 2024. We expect our revenue from the commercial real estate management business will continue to grow in the near future.

●	Gross profit from continuing operations was $0.24 million in fiscal year 2024 as compared to gross loss from continuing operations of $0 million in fiscal year 2023. The increase in gross margin from continuing operations was mainly attributable to gross profit generated from our commercial real estate property management services beginning in the second quarter of 2024 when we began to focus on this business line when we discontinued our restaurant business segment during the second quarter of 2024.

Operating loss from continuing operations was $1.83 million in fiscal year 2024 as compared to an operating loss of $6.19 million in fiscal year 2023. Our operating loss as a percentage of total revenues was approximately negative 325% and approximately negative 820,361% for the years ended December 31, 2024 and 2023, respectively. Although total operating loss from continuing operations decreased in fiscal year 2024 as compared to fiscal year 2023, we still reported loss from continuing operations in fiscal year 2024 mainly due to limited revenue generated from commercial real estate property management business offset by higher amount of operating expenses during fiscal year 2024.

●	Net income attributable to common stockholders was $2.68 million, or an income per share of $0.26, for the fiscal year 2024 as compared to net loss of $23.63 million, or a loss per share of $2.29, for fiscal year 2023. The increase in our net income was due to increased revenue from our commercial real estate management business segment, increased investment income and decreased operating expenses for the year ended December 31, 2024.

Full Year 2024 Financial Results

Revenues

Due to the discontinuation of our restaurant business segment in the second quarter of 2024, the Company’s revenue streams are now primarily from its commercial real estate property management business. Revenues from continuing operations increased by approximately 74,665% from $0 million in fiscal year 2023 to $0.56 million in fiscal year 2024.

	For the Twelve Months Ended December 31,
	2024		2023		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Pet food domestic sales	$-	-	$1	100.00%	$(1)	-100.00%
Commercial real estate business revenue	566	100.36%	-	-	566	100.00%
Less: sales tax and additional surcharge	(2)	-0.36%	-	-	2	-100.00%
Total	$564	100.00%	$1	100.00%	$563	74,664.72%

For the year ended December 31, 2024, revenue generated from continuing operations increased by $0.56 million or 100% from our commercial real estate property management business. We discontinued our pet food business in 2023 and also discontinued our restaurant business segment during the second quarter of 2024 and started to focus on operating and managing commercial real estate properties going forward. Since the commercial real estate management business is a newly added a business line, revenue from our continuing business only amounted to $0.56 million for the year ended December 31, 2024. We expect our revenue from the commercial real estate management business will continue to grow in the near future.

For the year ended December 31, 2024, in terms of continuing operations, our revenue generated from the commercial real estate business increased by $0.56 million or 100% as compared to fiscal year 2023, and there was no sales of petfood products in fiscal year 2024 due to its discontinuation during the 2023 fiscal year, and we discontinued our restaurant business segment during the second quarter of 2024.

Cost of revenues

Our cost of revenues from our continuing operations is primarily comprised of the cost of our payroll and employee benefit costs, lease and occupancy costs, depreciation and amortization costs and agency service costs. Our cost of revenues from continuing operations increased by $0.32 million or approximately 33,230% for the year ended December 31, 2024 as compared to the fiscal year ended December 31, 2023, primarily due to our focus on the commercial real estate business beginning in the second quarter of 2024. Our cost of revenues as a percentage of revenue was 58% and 129% for the years ended December 31, 2024, and 2023, respectively.

Gross profit (loss) and gross profit (loss) margin

Gross profit from continuing operations was $0.24 million for fiscal year 2024, compared to gross loss of $0 million for fiscal year 2023. Our gross margin from continuing operations was 42.29% for the year ended December 31, 2024, compared with a negative gross margin of -29.44% for the year ended December 31, 2023. The negative gross margin in fiscal year 2023 was primarily associated with limited petfood sales. The increase in gross margin in 2024 was mainly due to our focus on the commercial real estate property management service business line in the second quarter of 2024. The commercial real estate property management business line has higher gross margins than the gross margins associated with petfood sales.

Operating expense

Operating expense consists of selling expenses and general and administrative expenses.

Operating expenses from our continuing operations were $2.07 million and $6.19 million for the years ended December 31, 2024 and 2023, respectively, a decrease of $4.11 million, or 66.52% in fiscal year 2024 as compared to fiscal year 2023. The ratio of operating expenses as a percentage of revenue decreased from approximately 820,332% for the year ended December 31, 2023 to approximately 367% for the year ended December 31, 2024.

Selling expense from our continuing operations was $0 million for both years ended December 31, 2024, and 2023.

General and administrative expenses from our continuing operations were $1.75 million and $3.15 million for the years ended December 31, 2024 and 2023 respectively, representing a decrease of $1.40 million, or $44.51% in fiscal year 2024 as compared to fiscal year 2023. The main reason for the decrease was mainly due to decreased payroll expenses as a result of the decrease in the number of employees and the company’s cost control efforts.

Impairment of goodwill charge was $0.32 million in fiscal year 2024, as compared to $0 million in fiscal year 2023.

Operating loss and operating loss margin

Operating loss from our continuing operations was $1.83 million for fiscal year 2024, as compared to operating loss of $6.19 million for fiscal year 2023. Our operating loss as a percentage of total revenues was negative 325.10%, and 820,361.14% for the years ended December 31, 2024 and 2023, respectively. The decrease in loss from continuing operations was mainly due to decreased operating expenses in 2024.

Net income (loss) and earnings (loss) per share

●	Net income was $2.50 million for fiscal year 2024, compared to net loss of $23.63 million for fiscal year 2023. Net income attributable to common shareholders was $2.68 million, or earnings per share of $0.26, for the fiscal year 2024. This is compared to net loss attributable to common shareholders of $23.63 million, or loss per share of $2.29 for fiscal year 2023. The increase in our net income was due to increased revenue from our commercial real estate property business segment, decreased operating expenses and increased investment income for the year ended December 31, 2024.

Financial Conditions

As of December 31, 2024, the Company had cash and cash equivalents of $15.70 million, compared to $13.13 million as of December 31, 2023. Accounts receivable and inventories were $0.01 million and $0 million, respectively, as of December 31, 2024, compared to $0 million and $0 million, respectively, as of December 31, 2023. As of December 31, 2024, we had working capital of approximately $24.60 million, as compared to working capital of $23.83 million as of December 31, 2023.

Net cash used in operating activities was $0.23 million for the fiscal year 2024, compared to net cash used in operating activities of $2.49 million for fiscal year 2023. Net cash provided by investing activities was $2.78 million for fiscal year 2024, compared to net cash of $6.07 million used investing activities in fiscal 2023. Net cash provided by financing activities was $0 million for the fiscal year 2024, compared to $1.92 million net cash provided by financing activities in fiscal year 2023.

Liquidity

Our consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

For the year ended December 31, 2024, in June 2024, we discontinued our restaurant business and started to focus on owing, operating and managing commercial real estate properties going forward. Because the commercial real estate property management business is a newly added business line, our revenue generated from it only slightly increased by approximately $0.56 million as compared to 2023. In addition, we reported continued negative cash flows from operating activities of approximately $0.23 million in fiscal year 2024. Currently our revenue is substantially generated from the commercial real estate property business. Our business turnaround depends, in part, on our ability to successfully obtain and lease new properties.

If we are not able to effectively manage, lease and acquire new properties that successfully generate revenue, we may not be able to grow and maintain our business as anticipated, and our revenue may decline and our future business, financial condition and results of operations may be materially adversely affected. There can be no assurances that future revenue or capital infusion will be sufficient to enable us to develop our business to a level where we will be profitable or continuously to generate positive cash flows.

In assessing our liquidity, management monitors and analyzes our cash and cash equivalents, our ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. As of December 31, 2024, we had cash and cash equivalents of approximately $15.70 million. We also had short-term investments of approximately $12.95 million, which are highly liquid and can be converted into cash and used in our operations if needed.

As of December 31, 2024 our major liabilities included accounts payable of $0.12 million, advance from customers of $0.18 million, short-term loans-related parties of $0.26 million, due to related parties of $0.20 million, and operating lease liabilities -current portion of $0.49 million and non-current portion of operating lease liabilities of $1.74 million. Our working capital amounted to approximately $24.6 million as of December 31, 2024. Based on the current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date the audited financial statements were issued.

Recent Developments

Discontinued operations

We discontinued our restaurant business segment during the second quarter of 2024. The Company now focuses on the management of commercial real estate. We believe this pivot to the commercial real estate management business is in the best interests of our shareholders due to high costs we were experiencing in the restaurant segment business line, and the Company believes it can obtain stable revenue from rental income and property appreciation income from the increasing demand in the commercial real estate market from small and medium sized enterprises.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) (NASDAQ: PETZ), a PRC-based company that is an owner, operator and manager of commercial real estate properties. More information about the Company can be found at www.tiandihui.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding, among others, its growth and business outlook, the excepted revenue growth from the Company’s commercial real estate management business and the Company’s ability to execute on its business plan, are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; general risks affecting the commercial real estate industry (including, without limitation, the inability to enter into or renew leases on favorable terms, changes in client preferences and space utilization, dependence on clients’ financial condition, and competition from other developers, owners and operators of real estate); changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the United States and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Feng Zhang, CFO

Email: tdhpets@163.com

Phone: +86 183-1102-1983

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,699,562	$13,126,605
Short-term investments	12,952,597	13,317,882
Accounts receivable, net	5,748	-
Advances to suppliers, net	37,790	-
Prepayments and other current assets, net	103,519	63,074
Current assets held for sale associated with discontinued operation of Farlings and Bolings	-	713,715
Total current assets	28,799,216	27,221,277
NON-CURRENT ASSETS
Property, plant and equipment, net	2,363,989	657,124
Operating lease right-of-use assets	2,175,456	-
Non-current assets held for sale associated with discontinued operation of Farlings and Bolings	-	1,022,996
Total non-current assets	4,539,445	1,680,120
Total assets	$33,338,661	$28,901,397

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$122,251	$65,982
Advances from customers	183,173	295
Bank overdrafts	73,105	77,486
Short-term loans - related parties	261,725	277,408
Taxes payable	14,681	9,290
Due to related parties	200,318	1,963,794
Operating lease liabilities, current	486,121	-
Other current liabilities	2,859,061	166,025
Current liabilities held for sale associated with discontinued operation of Farlings and Bolings	-	828,764
Total current liabilities	4,200,435	3,389,044
NON-CURRENT LIABILITIES:
Operating lease liabilities, non-current	1,738,371	-
Non-current liabilities held for sale associated with discontinued operation of Farlings and Bolings	-	463,196
Total liabilities	5,938,806	3,852,240
SHAREHOLDERS’ EQUITY:
Common shares ($0.02 par value; 50,000,000 shares authorized; 10,323,268 shares issued and outstanding at December 31, 2024 and 2023)	206,465	206,465
Additional paid-in capital	51,129,439	51,129,439
Accumulated deficit	(23,937,478)	(26,622,000)
Accumulated other comprehensive loss	(95,784)	(95,066)
Total TDH Holdings, Inc. shareholders’ equity	27,302,642	24,618,838
Non-controlling interest	97,213	430,319
Total shareholders’ equity	27,399,855	25,049,157
Total liabilities and shareholders’ equity	$33,338,661	$28,901,397

The accompanying notes are an integral part of these consolidated financial statements.

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For The Years Ended December 31,
	2024	2023	2022
Net revenue	$563,726	$754	$24,726
Total revenue	563,726	754	24,726
Cost of revenue	325,304	976	105,554
Total cost of revenue	325,304	976	105,554
Gross profit	238,422	(222)	(80,828)
Operating expenses:
Selling expense	-	22	146
General and administrative expense	1,745,247	3,145,280	2,952,355
Stock-based compensation expense	-	3,040,000
Impairment of long-lived assets other than goodwill	-	-	6,833
Impairment of goodwill	325,832	-	-
Total operating expenses	2,071,079	6,185,302	2,959,334
Loss from operations	(1,832,657)	(6,185,523)	(3,040,162)
Interest income (expense)	(68,858)	(14,276)	43,081
Other income (expense)	15,670	461,461	(21,375)
Investment income (loss), net	3,811,339	(2,644,576)	4,161,093
Total other income (expenses)	3,758,151	(2,197,391)	4,182,799
Income (loss) before income tax provision	1,925,494	(8,382,915)	1,142,637
Income tax provision	(182)		-
Net income (loss) from continuing operations	1,925,312	(8,382,915)	1,142,637
Net income (loss) from discontinued operations of Tiandihui	-	(15,095,547)	(339,054)
Net income (loss) from discontinued operations of Bo Lings and Far Lings	575,249	(153,054)	51,430
Net income (loss)	2,500,561	(23,631,516)	855,013
Less: Net income (loss) attributable to non-controlling interest	(183,961)	(5,344)	51,313
Net income (loss) attributable to TDH Holdings, Inc.	$2,684,522	$(23,626,172)	$803,700
Comprehensive income (loss)
Net (loss) income	$2,500,561	$(23,631,516)	$855,013
Other comprehensive income (loss)
Foreign currency translation adjustment	(718)	(523,315)	888,951
Total comprehensive income (loss)	2,499,843	(24,154,831)	1,743,964
Less: Comprehensive income (loss) attributable to non-controlling interest	(333,106)	(5,344)	51,313
Comprehensive income (loss) attributable to TDH Holdings, Inc.	$2,832,949	$(24,149,487)	$1,692,651

Earnings (loss) per common share attributable to TDH Holdings, Inc.
Basic	$0.26	$(2.29)	$0.10
Diluted	$0.26	$(2.29)	$0.10
Weighted average common shares outstanding
Basic	10,323,268	10,323,268	8,019,208
Diluted	10,323,268	10,323,268	8,019,208

The accompanying notes are an integral part of these consolidated financial statements.

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of Shares*	Common Shares	Additional Paid-in Capital	Stock Subscription Receivable		Statutory Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity Attributable to TDH	Non- controlling Interest	Total Stockholders’ Equity
Balance, December 31, 2021	5,218,681	$104,374	$42,151,658	$		$160,014	$(28,969,627)	$(460,702)	$12,985,717	$384,350	$13,370,067
Net income	-	-	-		-	-	803,700	-	803,700	51,313	855,013
Issuance of common stock and warrants in private placements	4,000,000	80,000	5,937,781		-	-	-	-	6,017,781	-	6,017,781
Warrants exercised for cashless	1,104,587	22,091	-		-	-	-	-	22,091	-	22,091
Foreign currency translation adjustment	-	-	-		-	-	-	888,951	888,951	-	888,951
Balance, December 31, 2022	10,323,268	$206,465	$48,089,439		$-	$160,014	$(28,165,927)	$428,249	$20,718,240	$435,663	$21,153,903
Net loss	-	-			-	-	(23,626,172)	-	(23,626,172)	(5,344)	(23,631,516)
Stock-based compensation expense			3,040,000						3,040,000		3,040,000
Adjustment to reflect the effect of disposal of Tiandihui and Chongaijiujiu	-	-	-		-	(160,014)	25,170,099	-	25,010,085	-	25,010,085
Foreign currency translation adjustment	-	-	-		-	-	-	(523,315)	(523,315)	-	(523,315)
Balance, December 31, 2023	10,323,268	$206,465	$51,129,439		$-	$-	$(26,622,000)	$(95,066)	$24,618,838	$430,319	$25,049,157
Net income	-	-			-	-	2,684,522	-	2,684,522	(183,961)	2,500,561
Foreign currency translation adjustment	-	-	-		-	-	-	(718)	(718)	(149,145)	(149,863)
Balance, December 31, 2024	10,323,268	$206,465	$51,129,439		$-	$-	$(23,937,478)	$(95,784)	$27,302,642	$97,213	$27,399,855

The accompanying notes are an integral part of these consolidated financial statements.

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2024		2023		2022
Cash flows from operating activities
Net income (loss)		$2,684,522		$(23,626,172)		$803,700
Less: net income (loss) from discontinued operations		575,249		(15,248,601)		(287,624)
Net income (loss) from continuing operations		2,109,273		(8,377,571)		1,091,324
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense		111,642		22,649		17,114
Fair value change of short-term investments		(3,811,339)		2,644,576		(4,161,093)
Impairment of goodwill		325,832		-		-
Impairment of long-lived assets other than goodwill		-		1,964		6,833
Inventory write-down		-		69,677		11,532
Allowance for doubtful accounts		-		22,674		7,210
Loss (gain) on disposal of property, plant and equipment		59,009		37,766		153,983
Gain from operating lease contract modification		-		-		(408,198)
Amortization of operating lease right-of-use assets		(676,397)		2,623,288		-
Stock-based compensation				3,040,000		-
Changes in operating assets and liabilities:
Accounts receivable, net		114,462		40,894		93,952
Inventories, net		8,370		44,240		41,252
Operating lease liabilities		2,315,206		691,854		4,023,944
Advances to suppliers, net		(38,144)		(32,465)		8,197
Prepayments and other current assets, net		(1,660,998)		(3,210,336)		(2,714,557)
Accounts payable		66,823		(369,142)		(266,778)
Accounts payable - related parties		-		502,635		(132,081)
Interest payable		30,662		3,573		(411,112)
Taxes payable		6,982		(2,445)		(17,103)
Advances from customers		185,145		(6,974)		-
Advances from customer - related party		-		-		(13,799)
Other current liabilities		2,615,861		(1,239,570)		811,658
Net cash provided by (used in) operating activities from continuing operations		1,762,390		(3,492,712)		(1,857,721)
Net cash provided by (used in) operating activities from discontinued operations		(1,996,377)		999,987		(214,994)
Net cash used in operating activities		$(233,987)		$(2,492,725)		$(2,072,715)
Cash flows from investing activities
Payments to acquire property and equipment		(1,881,370)		(7,655)		-
Disposal of subsidiaries		578,400		-		-
Cash obtained from business acquisition		16,047		-		-
Purchase of short-term investments		(46,777,749)		(37,066,925)		(42,483,794)
Proceeds from sale of short-term investments		50,944,982		31,024,365		41,150,967
Investment in equity		(99,280)		-		-
Leasehold improvement		-		(16,836)		-
Net cash provided by (used in) investing activities from continuing operations		2,781,030		(6,067,051)		(1,332,827)
Net cash provided by investing activities from discontinued operations		-		-		-
Net cash provided by (used in) investing activities		2,781,030		(6,067,051)		(1,332,827)
Cash flows from financing activities
Collection of stock subscription receivable		-		-		6,017,781
Proceeds from related parties		-		-		22,410
Repayments to related parties		-		(6,774)		-
Payment to related party		-		1,928,329		15,289
Net cash provided by financing activities from continuing operations		-		1,921,554		6,055,480
Net cash provided by financing activities from discontinued operations		-		-		-
Net cash provided by financing activities		$-		$1,921,554		$6,055,480
Effect of exchange rate changes on cash, cash equivalents and restricted cash		(508,863)		(1,557,522)		(303,788)
Net change in cash, cash equivalents and restricted cash		2,038,180		(8,195,743)		2,346,150
Cash, cash equivalents and restricted cash, beginning of the year		13,661,382		21,857,125		19,510,975
Cash, cash equivalents and restricted cash, end of the year		$15,699,562		$13,661,382		$21,857,125
Less: cash and restricted cash of discontinued operations at the end of the period		-		534,777		1,856,529
Cash and restricted cash of continued operations at the end of the period		$15,699,562		$13,126,605		$20,000,596

Supplemental cash flow information
Interest paid		$-		$-		$-
Income taxes paid		$-		$-		$-

Non-cash investing and financing activities
Liabilities assumed in connection with purchase of property, plant and equipment		$-		$-		$-
Notes payable reclassified to short-term loans	$		$		$
Short-term loans settled by transferring an equity investment to the creditor		$-		$-		$-
Cashless exercise of warrants	$		$		$
Right of use assets obtained in exchange for operating lease obligations		$-		$-	$
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents		$15,699,562		$13,126,605		$20,000,596
Restricted cash		$-		$534,777		$1,856,529
Total cash, cash equivalents, and restricted cash		$15,699,562		$13,661,382		$21,857,125

The accompanying footnotes are an integral part of these financial statements.